Exhibit 3.1

STATE OF SOUTH CAROLINA

SECRETARY OF STATE

ARTICLES OF AMENDMENT

Pursuant to Section 33-10-106 of the 1976 South Carolina Code, as amended, the undersigned corporation adopts the following Articles of Amendment to its Amended and Restated Articles of Incorporation:

1.	The name of the corporation is Palmetto Bancshares, Inc..

2.	Date of Incorporation: May 13, 1982.

3.	Agent’s Name and Address: The address of the registered office of the Corporation is located at 2 Office Park Court, Columbia, South Carolina 29223, and the agent at such address is CT Corporation.

4.	On May 19, 2011, the Corporation’s shareholders approved an amendment to the Corporation’s Amended and Restated Articles of Incorporation to effect a reverse stock split of the Corporation’s common stock by a ratio of not less than one-for-two and not more than one-for-fifteen, with the exact ratio to be set at a whole number within this range as determined by the Corporation’s Board of Directors. Subsequently, on May 20, 2011 and June 17, 2011, the Corporation’s Board of Directors approved a one-for-four reverse stock split and adopted the following Amendment to the Corporation’s Amended and Restated Articles of Incorporation:

The Corporation’s Amended and Restated Articles of Incorporation are hereby amended by adding the following provision to the end of Article Four:

ARTICLE FOUR: STOCK

Upon the filing and effectiveness (the “Effective Time”) of these Articles of Amendment, each four shares of common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) (including the number of shares of common stock issuable upon exercise or conversion of all issued and outstanding, options, warrants and convertible securities of every kind), shall automatically and without any further action by the Corporation or the holder thereof be combined and reclassified into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the Reverse Stock Split, and the Corporation shall not recognize on its stock record books any purported transfer of any fractional share of New Common Stock. In lieu of such fraction of a share, any holder of such fractional share shall be entitled receive one whole share of Common Stock. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified.

5.	The manner, if not set forth in the amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the Amendment shall be effected, is as follows: (if not applicable, insert “not applicable” or “NA”).

Beneficial Holders of Old Common Stock (i.e., shareholders who hold the Corporation’s Old Common Stock in street name)

Upon the Effective Time, the Corporation will treat shares of Old Common Stock held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares of Old Common Stock are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding the Corporation’s Old Common Stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the reverse stock split. As a result, shareholders who hold shares of the Corporation’s Old Common Stock with a bank, broker, custodian or other nominee and who have any questions in this regard have been encouraged to contact their banks, brokers, custodians or other nominees.

Registered “Book-Entry” Holders of Old Common Stock (i.e., shareholders that are registered on the transfer agent’s books and records but do not hold stock certificates)

Certain of the Corporation’s registered holders of Old Common Stock may hold some or all of their shares electronically in book-entry form with the transfer agent. These shareholders do not have stock certificates evidencing their ownership of the Old Common Stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

Shareholders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of New Common Stock or payment in lieu of any fractional share interest, if applicable.

Holders of Certificated Shares of Old Common Stock

Shareholders holding shares of the Corporation’s Old Common Stock in certificated form will be sent a transmittal letter by the transfer agent after the Effective Time. The letter of transmittal will contain instructions on how a shareholder should surrender his, her or its certificate(s) representing shares of the Corporation’s Old Common Stock (the “Old Certificates”) to the transfer agent in exchange for certificates representing the appropriate number of whole shares of New Common Stock (the “New Certificates”). No New Certificates will be issued to a shareholder until such shareholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the transfer agent. No shareholder will be required to pay a transfer or other fee to exchange his, her or its Old Certificates. However, any fees incurred by the shareholder to replace lost Old Certificate(s) shall be the responsibility of the shareholder. Shareholders will then receive a New Certificate(s) representing the number of whole shares of New Common Stock that they are entitled as a result of the reverse stock split. Until surrendered, the Corporation will deem outstanding Old Certificates held by shareholders to be cancelled and only to represent the number of whole shares of New Common Stock to which these shareholders are entitled. Any Old

Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, will automatically be exchanged for New Certificates. If an Old Certificate has a restrictive legend on the back of the Old Certificate(s), the New Certificate will be issued with the same restrictive legends that are on the back of the Old Certificate(s).

6.	Complete either a or b, whichever is applicable.

a.	X Amendment(s) adopted by shareholder action.

At the date of adoption of the Amendment, the number of outstanding shares of each voting group entitled to vote separately on the Amendment, and the vote of such shares was:

The approval of an amendment to the Corporation’s Amended and Restated Articles of Incorporation to effect a reverse stock split of its common stock by a ratio of not less than one-for-two and not more than one-for-fifteen, with the exact ratio to be set at a whole number within this range as determined by the Board of Directors:

Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Number of Votes Represented at the meeting	Number of Undisputed* Shares Voted For / Against

Common	50,513,722	50,513,722	44,179,304	43,238,315 / 610,707

*NOTE:	Pursuant to Section 33-10-106(6)(i), the corporation can alternatively state the total number of undisputed shares cast for the amendment by each voting group together with a statement that the number cast for the amendment by each voting group was sufficient for approval by that voting group.

b.	The Amendment(s) was duly adopted by the incorporator or board of directors without shareholder approval pursuant to §33-6-102(d), 33-10-102 and 33-10-105 of the 1976 South Carolina Code as amended, and shareholder action was not required.

7.	Unless a delayed date is specified, the effective date of these Articles of Amendment shall be the date of acceptance for filing by the Secretary of State (See §33-1-230(b)):

The effective date of these Articles of Amendment shall be delayed until 11:59 p.m., Eastern Standard time, on June 28, 2011.

DATE: June 27th, 2011	PALMETTO BANCSHARES, INC.

	By:	/s/ Samuel L. Erwin

	Name:	Samuel L. Erwin

	Title:	Chief Executive Officer